Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: NYSE Euronext
(Commission File No. 001-33392)

CREDIT SUISSE FINANCIAL SERVICES FORUM IntercontinentalExchange (ICE) FEBRUARY 12, 2013

Safe Harbor

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements regarding IntercontinentalExchange's business that are not historical facts are forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. These statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. The factors that might affect our performance include, but are not limited to: our business environment and industry trends; conditions in global financial markets; domestic and international economic conditions; volatility in commodity prices and price volatility of financial contracts such as equity indexes and foreign exchange; our ability to complete the acquisition of NYSE Euronext and to do so in a timely manner, realize the anticipated benefits within the expected time frame, and efficiently integrate NYSE Euronext’s operations; changes in laws and regulations; increasing competition and consolidation in our industry; our ability to identify and effectively pursue acquisitions and strategic alliances and successfully integrate the companies we acquire on a cost-effective basis; the success of our clearing houses and our ability to minimize the risks associated with operating multiple clearing houses in multiple jurisdictions; technological developments, including ensuring that the technology we utilize is not vulnerable to security risks; the accuracy of our cost estimates and expectations; our belief that cash flows will be sufficient to service our debt and fund our working capital needs and capital expenditures for the next twelve months; our ability to develop new products and services on a timely and cost-effective basis; leveraging our risk management capabilities; maintaining existing market participants and attracting new ones; protecting our intellectual property rights; not violating the intellectual property rights of others; potential adverse litigation results; our belief in our electronic platform and disaster recovery system technologies; and identification of trends and how they will impact our business. For a discussion of such risks and uncertainties, which could cause actual results to differ, including materially, from those contained in the forward-looking statements, see ICE's Securities and Exchange Commission (SEC) filings, including, but not limited to, the risk factors in ICE's most recent Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013. These filings are also available in the Investors & Media section of our website.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S 4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions described in the Agreement and Plan of Merger, dated as of December 20, 2012, by and among ICE, NYSE Euronext and Baseball Merger Sub LLC. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.IntercontinentalExchange

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ICE: A Focus on Growth and Innovation Annual Revenue +3% yty Millions IntercontinentalExchange3

Growth on Top of Growth: 2012

+3%

* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures IntercontinentalExchange4

ICE Annual Volume Growth

Futures and Options ADV*

+10% yty

Thousands (contracts)

* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures IntercontinentalExchange5

Meaningful OTC Market Opportunity

CDS Open Interest and Gross Notional Cleared

OI (Billions)Notional (Billions)

$1,800$40,000

$1,600$35,000

$1,400 $30,000

$1,200 $25,000

$1,000 $20,000 $800

$15,000 $600

$10,000 $400

$200$5,000

$$

115 29 43 57 71 85 99 113 127 141 155 169 183 197

Clearing Week

Open InterestGross Notional

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Exposure to Multiple Long-term Growth Drivers

Sector and company-specific drivers:

 Strong growth in globally relevant commodity markets Rising demand for risk management tools Regulatory reform implementation

 Demand for clearing and capital efficient solutions; NYSE Liffe clearing development Well positioned in energy, agriculture and financial markets New products for large addressable markets Meeting price transparency, market data and technology needs Proven M&A integration & synergies delivery; pending NYSE Euronext deal

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ICE Leadership in Global Benchmarks Brent & Gasoil

Brent & Gas Oil Futures and Options Average Daily Volume

Thousands (contracts)

 Growth in Brent, Gasoil & Natural Gas markets Timely transition of energy swaps to futures

 New product development, over 130 energy products in 2012 Expanding into EU nat gas and power Options market growth – WhenTech & ICE Chat Brazilian energy market development via BRIX

 Phase III of EU Emissions began in January 2013

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Growth Drivers in Agriculture

 Underlying demand for food is expected to have increased by 70 to 100% by 2050 ICE Ag benchmarks are globally relevant Open interest Jan ’13 of 2.9MM contracts, +10% y/y Full transition to screen completed October 2012 Expansion into grains and oilseeds, extends reach Proactive tools for HFT, including weighted volume ratio (WVR) & internal price limits (IPL) to ensure orderly commodities markets

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Financial Products Span FX, CDS & Equity Index

 Greater regulatory certainty & mandatory clearing beginning 1Q13 Portfolio margining approved for buy-side CDS index futures product launch in 1H13 EU application for client clearing pending Development of clearing for NYSE Liffe Russell index upside with fund flows USDX is leading US Dollar benchmark NDF FX clearing in development Brazilian fixed income platform for Cetip

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NYSE Euronext Transaction and CSA Update

Strong industrial logic based on long-term growth opportunities, synergies, focused business model and global franchise

- Regulatory reform continues to drive migration of asset classes to exchange traded and cleared environment
- Demand for enhanced transparency, cleared products and capital efficiency driving long-term growth
- Combination extends ICE's industry leading expertise in derivatives and clearing to rates

Integration	Technology	NYSE Liffe	Euronext
▪ Continuing work on integration plan regarding synergies from the clearing transition, derivatives platform overlap and corporate overhead ▪ Synergy estimates exclude any revenue synergies as well as the Euronext business	▪ Analyzing the best way to leverage tech assets ▪ Technology platform analysis	▪ Establishing framework for integration of markets and technology ▪ Evaluating areas for new product development	▪ Post closing, ensure Euronext will be a solid, standalone organization that can compete in international listings, market data and technology ▪ Potential IPO of Euronext to be determined post closing

- HSR filing made in the US in January
- Registration statement filed with the SEC; will set respective shareholder meeting dates upon finalization
- Working with US and European regulators to advance the regulatory filing and approval process
- Closing anticipated in the second half of 2013

- Clearing Services Agreement (CSA) between Liffe and ICE Clear Europe independent of main transaction to address Liffe's immediate clearing needs
- Regulatory review and client testing anticipated in Q2
- Transition expected to occur in mid 2013

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Leading Returns on Invested Capital

20% 15% 10% 5%

0%

2010 2011 2012

NYXCMENDAQS&P 500*ICEWACC

(1) ROIC = (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest – Avg Cash, Cash Equiv, & ST Investments)

*Source: Factset, Company Filings. S&P data represents only current constituents. S&P 500 ROIC calculated using invested capital weighted average.IntercontinentalExchange12

CME, NYX, NDAQ, ICE LTM data as of 4Q12; S&P 500 reflects most recently reported fiscal quarter as of Dec 2012

Looking Ahead

 Commodity market expansion across energy and ag markets through new products, options market growth and new customers NYSE Euronext transaction regulatory approval, closing and integration Provision of cost- and capital-efficient regulatory reform solutions to meet transparency, reporting and clearing requirements Focus on range of OTC clearing opportunities across commodities and financials; successful transition of Liffe products to ICE Clear Europe Maintain culture of customer service, innovation, growth, and a focus on expense discipline coupled with best in class ROIC

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THANK YOU